Exhibit 99.1

Ardagh Metal Packaging S.A. – First Quarter 2025 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the first quarter ended March 31, 2025.

	March 31, 2025	March 31, 2024	Change	Constant Currency

	($'m except per share data)
Revenue	1,268	1,141	11%	13%
Loss for the period	(5)	(12)
Adjusted EBITDA (1)	155	134	16%	17%
Loss per share	(0.02)	(0.03)
Adjusted earnings per share (1)	0.02	0.01
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“Our first quarter performance represents a strong start to the year, with 6% global shipments growth and double-digit Adjusted EBITDA % growth versus the prior year, ahead of our initial guidance. Against the backdrop of a highly dynamic macro environment this performance is testament to the resilience of our business and the attractiveness of the beverage can as a packaging choice for our customers. Adjusted EBITDA for both geographic segments performed ahead of our expectations, driven by a strong shipments performance.

At the current time we anticipate minimal impact to our business arising from the tariff measures announced. In North America, we have no can making operations outside of the United States. Across our global operations our suppliers, customers and end consumers are all mostly local to the region. Our customers’ products are defensive in nature and beverage cans are typically resilient across economic cycles. Our robust business momentum in the current macro environment gives us confidence to upgrade our full year shipments growth to 3-4% and Adjusted EBITDA guidance to $695-720m – reflecting both improved underlying performance and recent favorable currency movements.”

●	Global beverage can shipments grew above 6% in the quarter with growth of 7% in the Americas and 5% in Europe. North America grew by 8% – reflecting strong growth in non-alcoholic categories, including a return to growth in the energy category. Brazil volumes outperformed the industry, growing by 4%.

●	Adjusted EBITDA of $155 million for the quarter was ahead of guidance and represented a 16% increase (+17% at constant currency).

●	In the Americas Adjusted EBITDA for the quarter increased by 16% on both a reported and constant currency basis to $106 million driven by volume growth and lower operating costs.

●	In Europe Adjusted EBITDA for the quarter increased by 14% (+20% at constant currency) to $49 million, driven by volume growth and stronger input costs recovery and lower operating costs – mainly due to stronger fixed costs absorption.

●	Strong total liquidity position of $570 million at March 31, 2025. Cash outflow in the quarter reflects seasonality.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.

●	2025 Adjusted EBITDA guidance improved: Raising full year shipments growth forecast range to between 3-4%, following the positive start to the year. Higher shipments growth expectations and favorable currency movements increase the Adjusted EBITDA guidance range to between $695-$720 million – based on prevailing currency rates (euro/dollar at 1.14 resulting in an expected 2025 average of 1.11 vs. 1.086 average for 2024).

●	Second quarter Adjusted EBITDA expected to be in the range of $195-205 million. This compares with Q2 2024 Adjusted EBITDA of $178 million ($181 million at constant currency).

Financial Performance Review

Bridge of 2024 to 2025 Revenue and Adjusted EBITDA

Three months ended March 31, 2025

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2024	481	660	1,141
Organic	64	80	144
FX translation	(17)	—	(17)
Revenue 2025	528	740	1,268

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2024	43	91	134
Organic	8	15	23
FX translation	(2)	—	(2)
Adjusted EBITDA 2025	49	106	155

2025 Adjusted EBITDA margin %	9.3%	14.3%	12.2%
2024 Adjusted EBITDA margin %	8.9%	13.8%	11.7%

Group Performance

Group

Revenue of $1,268 million in the three months ended March 31, 2025 increased by $127 million, or 11%, compared with $1,141 million in the same period last year. On a constant currency basis, revenue increased by 13%, mainly reflecting favorable volume/mix effects and the pass through to customers of higher input costs.

Adjusted EBITDA increased by $21 million, or 16%, to $155 million in the three months ended March 31, 2025, compared with $134 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 17%, principally due to favorable volume/mix effects and lower operational and overhead costs.

Americas

Revenue increased by $80 million, or 12%, on a reported and constant currency basis, to $740 million in the three months ended March 31, 2025, compared with $660 million in the same period last year, principally reflecting favorable volume/mix impacts and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $15 million, or 16%, to $106 million at actual exchange rates, compared with $91 million in the same period last year. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects and lower operating costs.

Europe

Revenue increased by $47 million, or 10%, to $528 million in the three months ended March 31, 2025, compared with $481 million in the same period last year. On a constant currency basis, revenue increased by 14% principally due to the pass through of higher input costs to customers and favorable volume/mix impacts.

Adjusted EBITDA increased by $6 million, or 14%, to $49 million compared with $43 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 20% principally due to higher input cost recovery and lower operational and overhead costs, partly offset by adverse volume/mix effects (including the impact of IFRS 15).

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its first quarter 2025 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on April 24, 2025. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/viewer/event.jsp?ei=1713843&tp_key=c8361ad9af

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 7519915

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com/

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

For more information, visit https://ir.ardaghmetalpackaging.com/

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2025 and 2024

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,268	—	1,268	1,141	—	1,141
Cost of sales	(1,116)	(2)	(1,118)	(1,010)	(8)	(1,018)
Gross profit	152	(2)	150	131	(8)	123
Sales, general and administration expenses	(75)	(1)	(76)	(70)	(3)	(73)
Intangible amortization	(33)	—	(33)	(36)	—	(36)
Operating profit	44	(3)	41	25	(11)	14
Net finance expense	(56)	6	(50)	(52)	17	(35)
Loss before tax	(12)	3	(9)	(27)	6	(21)
Income tax credit	4	—	4	8	1	9
Loss for the period	(8)	3	(5)	(19)	7	(12)

Loss per share:
Basic and diluted loss per share			(0.02)			(0.03)

Unaudited Consolidated Condensed Statement of Financial Position

	At March 31, 2025	At December 31, 2024
	$'m	$'m
Non-current assets
Intangible assets	1,217	1,223
Property, plant and equipment	2,486	2,480
Other non-current assets	136	129
	3,839	3,832
Current assets
Inventories	429	382
Trade and other receivables	522	332
Contract assets	260	251
Income tax receivable	34	35
Derivative financial instruments	12	20
Cash, cash equivalents and restricted cash	177	610
	1,434	1,630
TOTAL ASSETS	5,273	5,462

TOTAL EQUITY	(223)	(136)

Non-current liabilities
Borrowings including lease obligations	3,842	3,797
Other non-current liabilities*	347	353
	4,189	4,150
Current liabilities
Borrowings including lease obligations	109	105
Payables and other current liabilities	1,198	1,343
	1,307	1,448
TOTAL LIABILITIES	5,496	5,598
TOTAL EQUITY and LIABILITIES	5,273	5,462

* Other non-current liabilities includes liabilities for earnout shares of $5 million at March 31, 2025 (December 31, 2024: $10 million) and warrants of $nil at March 31, 2025 (December 31, 2024: $1 million).

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended March 31,
	2025	2024
	$'m	$'m
Cash flows used in operating activities
Cash used in operations (2)	(276)	(316)
Net interest paid	(17)	(15)
Settlement of foreign currency derivative financial instruments	(7)	(5)
Income tax paid	(10)	(2)
Cash flows used in operating activities	(310)	(338)

Cash flows used in investing activities
Net capital expenditure	(39)	(62)
Cash flows used in investing activities	(39)	(62)

Cash flows (used in)/received from financing activities
Changes in borrowings	(2)	204
Deferred debt issue costs paid	(1)	–
Lease payments	(25)	(21)
Dividends paid	(66)	(66)
Net cash (used in)/received from financing activities	(94)	117

Net decrease in cash, cash equivalents and restricted cash	(443)	(283)

Cash, cash equivalents and restricted cash at beginning of period	610	443
Exchange gains/(losses) on cash, cash equivalents and restricted cash	10	(5)
Cash, cash equivalents and restricted cash at end of period	177	155

Financial assets and liabilities

At March 31, 2025, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Facilities*	3,569	—
Global Asset Based Loan Facility	—	306
Bradesco Facility	—	87
Lease obligations	370	—
Other borrowings	40	—
Total borrowings / undrawn facilities	3,979	393
Deferred debt issue costs	(28)	—
Net borrowings / undrawn facilities	3,951	393
Cash, cash equivalents and restricted cash	(177)	177
Derivative financial instruments used to hedge foreign currency and interest rate risk	22	—
Net debt / available liquidity	3,796	570

*Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

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Reconciliation of loss for the period to Adjusted profit

	Three months ended March 31,
	2025	2024
	$'m	$'m
Loss for the period as presented in the income statement	(5)	(12)
Less: Dividend on preferred shares	(6)	(6)
Loss for the period used in calculating earnings per share	(11)	(18)
Exceptional items, net of tax	(3)	(7)
Intangible amortization, net of tax	26	28
Adjusted profit for the period	12	3

Weighted average number of ordinary shares	597.7	597.6

Loss per share	(0.02)	(0.03)

Adjusted earnings per share	0.02	0.01

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2025	2024
	$'m	$'m
Loss for the period	(5)	(12)
Income tax credit	(4)	(9)
Net finance expense	50	35
Depreciation and amortization	111	109
Exceptional operating items	3	11
Adjusted EBITDA	155	134

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2025	2024
	$'m	$'m
Adjusted EBITDA	155	134
Movement in working capital	(428)	(423)
Maintenance capital expenditure	(24)	(24)
Lease payments	(25)	(21)
Exceptional restructuring costs	(1)	(14)
Adjusted operating cash flow	(323)	(348)
Interest paid	(17)	(15)
Settlement of foreign currency derivative financial instruments	(7)	(5)
Income tax paid	(10)	(2)
Adjusted free cash flow - pre Growth Investment capital expenditure	(357)	(370)
Growth investment capital expenditure	(15)	(38)
Adjusted free cash flow - post Growth Investment capital expenditure	(372)	(408)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 7.

(2) Cash used in operations for the three months ended March 31, 2025, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $428 million and exceptional cash outflows of $3 million. Cash used in operations for the three months ended March 31, 2024, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $423 million and exceptional cash outflows of $27 million.

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